UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

KKR FS Income Trust Select

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

48256J 108

(CUSIP Number)

Michael C. Forman

KKR FS Income Trust Select

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

August 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 400,314.9456(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 400,314.9456 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,314.9456 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

(1) Includes 400,314.9456 Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust Select (the “Fund”) held by FSH Seed Capital Vehicle I LLC (the “Seed Vehicle”), a wholly-owned special purpose financing subsidiary of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of the Seed Vehicle, FSH may be deemed to have shared voting and dispositive power of the Shares held by the Seed Vehicle.

1	NAMES OF REPORTING PERSONS FSH Seed Capital Vehicle I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 400,314.9456
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 400,314.9456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,314.9456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 400,314.9456 (2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 400,314.9456 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,314.9456 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

(2) Includes 400,314.9456 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 400,314.9456 (3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 400,314.9456 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,314.9456 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

(3) Includes 400,314.9456 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

Item 1.	Security and Issuer.

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2024 (the “Original Statement”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2024 (“Amendment No. 1”), as further amended and supplemented by Amendment No. 2 to Schedule 13D filed with the SEC on March 14, 2024 (“Amendment No. 2”), as further amended and supplemented by Amendment No. 3 to Schedule 13D filed with the SEC on March 26, 2024 (“Amendment No. 3”), as further amended and supplemented by Amendment No. 4 to Schedule 13D filed with the SEC on March 28, 2024 (“Amendment No. 4”), as further amended and supplemented by Amendment No. 5 to Schedule 13D filed with the SEC on April 23, 2024 (“Amendment No. 5”), as further amended and supplemented by Amendment No. 6 to Schedule 13D filed with the SEC on May 22, 2024 (“Amendment No. 6”), as further amended and supplemented by Amendment No. 7 to Schedule 13D filed with the SEC on May 30, 2024 (“Amendment No. 7”), as further amended and supplemented by Amendment No. 8 to Schedule 13D filed with the SEC on June 21, 2024 (“Amendment No. 8”), and as further amended and supplemented by Amendment No. 9 to Schedule 13D filed with the SEC on July 23, 2024 (“Amendment No. 9”, and together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8 the “Prior Statements”), relating to the Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust Select (the “Fund”), a Delaware statutory trust that has elected be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Prior Statements is hereby amended and restated in its entirety as follows:

“(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 8,978,950.268 Shares outstanding as of August 21, 2024, which constitute all of the issued and outstanding Shares as of August 21, 2024.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) As each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Class S Shares on August 21, 2024, the filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (incorporated by reference to exhibit 99.1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2024).
3.1	Subscription Agreement, dated as of May 16, 2023, between the Fund and the Seed Vehicle (incorporated by reference to exhibit 3.1 to Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 28, 2024).
3.2	Subscription Agreement, dated as of February 9, 2024, between the Fund and the Seed Vehicle (incorporated by reference to exhibit 3.2 to Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 28, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2024

FRANKLIN SQUARE HOLDINGS, L.P.
By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer
FSH Seed Capital Vehicle I LLC By: Franklin Square Holdings, L.P., as Sole Member
By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman
/s/ David J. Adelman
David J. Adelman